UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549
Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5
Under the Securities Exchange Act of 1934 (Amendment No. 1)*

drugstore.com, inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

262241102

(CUSIP Number)

Michael R. Murphy

Discovery Group I, LLC

191 North Wacker Drive

Suite 1685

Chicago, Illinois 60606

Telephone Number: (312) 265-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 262241102

1.	Names of Reporting Persons. Discovery Equity Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 6,224,631

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 6,224,631

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,224,631

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.3%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 262241102

1.	Names of Reporting Persons. Discovery Group I, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,251,265

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,251,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,251,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 262241102

1.	Names of Reporting Persons. Daniel J. Donoghue

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,251,265

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,251,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,251,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 262241102

1.	Names of Reporting Persons. Michael R. Murphy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None.

	8.	Shared Voting Power 7,251,265

	9.	Sole Dispositive Power None.

	10.	Shared Dispositive Power 7,251,265

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,251,265

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.3%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) relates to the Common Stock, $0.0001 par value per share (the “Common Stock”), of drugstore.com, inc., a Delaware corporation (the “Company”), which has its principal executive offices at 411 108th Avenue NE, Suite 1400, Bellevue, WA 98004.  This Amendment No. 1 amends and supplements, as set forth below, the information contained in items 1, 2, 3, 5 and 6 of the Schedule 13D filed by the Reporting Persons with respect to the Company on February 19, 2008 (as so amended, the “Schedule 13D”).  All capitalized terms used herein but not defined herein have the meanings set forth in the Schedule 13D.  Except as amended by this Amendment No. 1, all information contained in the Schedule 13D is, after reasonable inquiry and to the best of the Reporting Persons’ knowledge and belief, true, complete and correct as of the date of this Amendment No. 1.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended by adding the following as the second line thereof:

Discovery Equity Partners, L.P. (“Discovery Equity Partners”) is an Illinois limited partnership primarily engaged in the business of investing in securities.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended to read in its entirety as follows:

The total purchase price for the 7,251,265 shares of Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy as of March 27, 2009 was approximately $19,033,465, and the total purchase price for the 6,224,631 shares of Common Stock beneficially owned by Discovery Equity Partners was approximately $16,338,723.  The source of such funds was the assets of Discovery Equity Partners and another private investment partnership (collectively, the “Partnerships”) over which Discovery Group exercises discretionary investment management authority, including proceeds of margin loans under margin loan facilities maintained in the ordinary course of business by the Partnerships with a broker on customary terms and conditions.  The Partnerships are the legal owner of all of the Common Stock beneficially owned by Discovery Group and Messrs. Donoghue and Murphy.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

The information concerning percentages of ownership set forth below is based on 99,531,469 shares of Common Stock reported outstanding as of March 5, 2009 in the Company’s most recent Annual Report on Form 10-K, for the period ended December 28, 2008.

Discovery Equity Partners beneficially owns 6,224,631 shares of Common Stock as of March 27, 2009, which represents 6.3% of the outstanding Common Stock.

Discovery Group beneficially owns 7,251,265 shares of Common Stock as of March 27, 2009, which represents 7.3% of the outstanding Common Stock.

Mr. Donoghue beneficially owns 7,251,265 shares of Common Stock as of March 27, 2009, which represents 7.3% of the outstanding Common Stock.

Mr. Murphy beneficially owns 7,251,265 shares of Common Stock as of March 27, 2009, which represents 7.3% of the outstanding Common Stock.

Discovery Group is the sole general partner of one of the Partnerships and has sole discretionary investment authority with respect to the other Partnership’s investment in the Common Stock.  Messrs. Donoghue and Murphy are the sole managing members of Discovery Group.  As a consequence, Discovery Group and Messrs. Donoghue and Murphy may be deemed to share beneficial ownership of all of the shares of Common Stock owned by both of the Partnerships.

The transactions in Common Stock effected by the Reporting Persons during the past 60 days are set out in Exhibit 1 hereto.

No person other than the Partnerships is known to any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of Common Stock reported herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to read in its entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Company other than the governing documents of Discovery Group and the Partnerships, the margin loan facilities referred to under Item 3 above, the Joint Filing Agreement of the Reporting Persons with respect to the Schedule 13D that was included as an exhibit thereto, the Joint Filing Agreement of the Reporting Persons with respect to this Amendment No. 1 included as Exhibit 2 to this Amendment No. 1, and the Powers of Attorney granted by Messrs Donoghue and Murphy with respect to reports under Section 13 of the Securities Exchange Act of 1934, as amended, which Powers of Attorney are included as Exhibit 3 and Exhibit 4, respectively, to this Amendment No. 1.

Item 7.	Material to be Filed as Exhibits

Exhibit 1:                List of transactions by Reporting Persons in the Company’s Common Stock during the past 60 days.

Exhibit 2:                Joint Filing Agreement dated as of March 30, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3:                Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4:                Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 30, 2009
Date

DISCOVERY GROUP I, LLC, for itself and as general partner of DISCOVERY EQUITY PARTNERS, L.P.

By: Michael R. Murphy*
Signature
Michael R. Murphy, Managing Member
Name/Title
Daniel J. Donoghue*
Signature
Daniel J. Donoghue
Name/Title
Michael R. Murphy*
Signature
Michael R. Murphy
Name/Title

*By: /s/ Mark Buckley
Mark Buckley
Attorney-in-Fact for Daniel J. Donoghue Attorney-in-Fact for Michael R. Murphy

Exhibit Index

Exhibit 1	List of transactions by Reporting Persons in the Company’s Common Stock during the past 60 days.

Exhibit 2	Joint Filing Agreement dated as of March 30, 2009, by and among Discovery Equity Partners; Discovery Group; Daniel J. Donoghue; and Michael R. Murphy.

Exhibit 3	Power of Attorney of Daniel J. Donoghue, dated as of April 28, 2008.

Exhibit 4	Power of Attorney of Michael R. Murphy, dated as of April 28, 2008.